List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 March 2010
Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company becomes major shareholder in Joint Venture Chinese White Spirits company. (01 March 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (15 March 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (01 March 2010)	Announcement Mr Walsh informs the Company of his beneficial interests. (17 March 2010)
Announcement Mr Walsh informs the Company of his beneficial interests. (02 March 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 March 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 March 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (19 March 2010)
Announcement Mr Anderson informs the Company of his beneficial interests. (05 March 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 March 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 March 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (26 March 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 March 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 March 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (10 March 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (31 March 2010)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.
Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(10 March 2010)
Announcement Company announces total voting rights. (31 March 2010)

Announcement Mr Gosnell informs the Company of his beneficial interests. (11 March 2010)	Announcement Messrs Walsh and Wright inform the Company of their beneficial interests. (31 March 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (12 March 2010)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 .............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date 12 April 2010	By:	/s/ C Kynaston
	Name:	C Kynaston
	Title:	Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Diageo majority shareholder in China JV
Released	13:50 01-Mar-2010
Number	8597H13

RNS Number : 8597H
Diageo PLC
01 March 2010

1 March 2010

Diageo reaches agreement to become majority shareholder in Joint Venture
Chinese White Spirits company
Diageo has today entered into an equity transfer agreement to acquire an additional 4% stake ("the 4% transfer") in Sichuan Chengdu Quanxing Group Company Ltd. ("Quanxing") from Chengdu Yingsheng Investment Holding Co., Ltd ("Yingsheng"). This 4% transfer, which is subject to a number of regulatory approvals, would bring Diageo's shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% stake in Sichuan Shui Jing Fang Co., Ltd. ("ShuiJingFang"), a leading super premium Chinese white spirits company listed on the Shanghai Stock Exchange.  If the 4% transfer is approved, Diageo would become the indirect controlling shareholder of ShuiJingFang. The consideration for the 4% transfer is approximately £14 million (RMB 139.7million).
In accordance with Chinese takeover regulations, were Diageo to become the indirect controlling shareholder in ShuiJingFang, Diageo would be required to make a mandatory tender offer to all the other shareholders of ShuiJingFang. Diageo will not become the indirect controlling shareholder in ShuiJingFang until all relevant regulatory approvals for the 4% transfer have been obtained. This is not expected to be before the second half of this calendar year. However an Indicative Announcement of Diageo's intention to launch such a mandatory tender offer upon confirmation of all relevant regulatory approvals is published in China today. As part of the Indicative Announcement the mandatory tender offer price for ShuiJingFang has been set at the minimum price permitted by the Chinese mandatory offer regulations of RMB 21.45 per share. Were there to be full acceptance under the mandatory tender offer, the amount payable would be approximately £610 million. As required by PRC law, 20% of the maximum consideration payable under the tender offer (£122 million) has been deposited with China's securities depositary and clearing agency, the CSDCC, Shanghai Branch.
Paul Walsh, Chief Executive of Diageo, said:

'This transaction provides Diageo with the platform to participate at scale and grow share in the largest, most profitable and fastest growing spirits segment in China, super premium Chinese white spirits.
'This is an important and unusual transaction, providing as it does for the increased involvement of a global company in a category with unique heritage. It is Diageo's intention to maintain ShuiJingFang's public listing on the Shanghai Stock Exchange although this is subject to the outcome of the MTO, and to continue to work with our Chinese partners, the existing ShuiJingFang management and Yingsheng shareholders.
'Over the last three years we have built an excellent relationship with our partners in the Quanxing Group and ShuiJingFang, both through our support to the development of their business in China and with the launch of Shanghai White in Hong Kong. The transaction we have announced today will enhance this. Diageo now has a valuable opportunity to build a substantial presence in super premium Chinese white spirits and it will enable us to bring one of the leading Chinese white spirits brands to international markets.'
ENDS
Investor enquiries:

Catherine James
+44 (0)20 8978 2272

Nick Temperley
+44 (0)20 8978 4223

Sarah Paul
+44 (0)20 8978 4326

investor.relations@diageo.com

Media enquiries:

James Crampton
+44 (0)20 8978 4613

Stephen Doherty
+44 (0)20 8978 2528

media@diageo.com
Editor notes
ShuiJingFang is the fourth largest super premium Chinese white spirits brand by volume in China. The company is listed on the Shanghai Stock Exchange (600779)
Diageo made its first 43% investment in Quanxing in February 2007 and increased its shareholding to 49% in July 2008. Since then, Diageo has begun distributing the ShuiJingFang portfolio across South East Asia and recently launched the super premium vodka Shanghai White in Hong Kong.
The maximum £610 million MTO cost are calculated as follows: offer price x maximum number of shares that can be tendered / by GBP/RMB exchange rate: RMB 21.45 x 294.5 million shares/10.3558 being the current exchange rate. The offer price is the regulatory minimum price set at the 30 day volume weighted average price ("VWAP") prior to the Indicative Announcement today.

Available documents

ShuiJingFang shareholders are urged to read any documents regarding the potential mandatory tender offer as they become available, because they will contain important information about the offer.  Investors will be able to obtain a copy of such documents from ShuiJingFang's website: http://www.swellfun.com/.

Forward-looking statements

This document contains 'forward-looking statements'. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2009 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:17 01-Mar-2010
Number	01417-4A5C

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,942 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,505,905 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,440,900.

1 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:16 02-Mar-2010
Number	01212-FEE9

TO:      Regulatory Information Service

         PR Newswire

RE:      Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 1 March 2010 that Paul Walsh, a director, exercised an option on 1 March 2010 over
100,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 11 October 2004 at a price per share of £7.07 under the
Company's Senior Executive Share Option Plan.

Mr Walsh subsequently sold 99,000 Ordinary Shares on 1 March 2010, at a price per share of £10.88. Mr Walsh retains the balance of 1,000 Ordinary Shares.

As a result of the above transaction the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 726,344.

P D Tunnacliffe

Company Secretary

2 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:36 03-Mar-2010
Number	01335-9768

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 58,902 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,447,003 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,499,802.

3 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:05 05-Mar-2010
Number	01104-63FB

TO:     Regulatory Information Service

         PR Newswire

RE:      Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 4 March 2010 that Ron Anderson, a person discharging managerial responsibilities ("PDMR"), exercised options on 4 March 2010 over 64,253 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 20 September 2005 at a price per share of £8.15 under the Company's Senior Executive Share Option Plan ("SESOP") and over 90,031 Ordinary Shares granted on 19 September 2006 at a price per share of £9.30 under the SESOP.

Mr Anderson subsequently sold 152,741 Ordinary Shares on 4 March 2010, at a price per share of £10.72. Mr Anderson retains the balance of 1,543 Ordinary
Shares.

As a result of the above transactions the interests of Mr Anderson in the Company's Ordinary Shares and American Depositary Shares ("ADS") (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are 81,742 (of which 9,584 are held as ADS*).

P D Tunnacliffe

Company Secretary

5 March 2010

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:31 05-Mar-2010
Number	01230-A929

TO:     Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,414 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,445,589 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,501,216.

5 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:45 08-Mar-2010
Number	01341-1E22

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 90,031 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,355,558 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,591,247.

8 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:22 10-Mar-2010
Number	01221-D0EB

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 21,681 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,333,877 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,612,928.

10 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:31 10-Mar-2010
Number	01415-3919

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

 1. it received notification on 10 March 2010 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 March 2010 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18
(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 March 2010 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	16

S Fletcher	18

D Gosnell	18

J Grover	18

A Morgan	18

G Williams	18

I Wright	18

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.89.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 March 2010 from Dr F B Humer, a director of the Company, that he had purchased 731 Ordinary Shares on 10 March 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £10.89.

3. it received notification on 10 March 2010 from Mr H T Stitzer, a director of the Company, that he had purchased 91 Ordinary Shares on 10 March 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £10.89.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	20,984

N C Rose	472,820

H T Stitzer	7,603

P S Walsh	726,362

Name of PDMR	Number of Ordinary Shares

N Blazquez	44,810

S Fletcher	167,608

D Gosnell	64,314

J Grover	154,014

A Morgan	179,902

G Williams	216,715 (of which 6,088 are held as ADS*)

I Wright	23,261

P D Tunnacliffe

Company Secretary

10 March 2010

*1 American Depositary Share ("ADS") is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:12 11-Mar-2010
Number	01511-6477

TO:      Regulatory Information Service

         PR Newswire

RE:      Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 11 March 2010 that David Gosnell, a person discharging managerial responsibilities, exercised an option on 11 March 2010 over 61,280 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 19 September 2006 at a price per share of £9.30 under the Company's Senior Executive Share Option Plan.

Mr Gosnell subsequently sold 60,500 Ordinary Shares on 11 March 2010, at a price per share of £10.98. Mr Gosnell retains the balance of 780 Ordinary Shares.

As a result of the above transaction the interests of Mr Gosnell in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 65,094.

P D Tunnacliffe

Company Secretary

11 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:58 12-Mar-2010
Number	01457-208F

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,478 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,329,399 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,617,406.

12 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:45 15-Mar-2010
Number	01344-673C

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 85,182 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,244,217 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,702,588.

15 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:52 17-Mar-2010
Number	01051-8169

TO:      Regulatory Information Service

         PR Newswire

RE:      Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 16 March 2010 that Paul Walsh, a director, exercised an option on 16 March 2010 over 100,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 11 October 2004 at a price per share of £7.07 under the Company's Senior Executive Share Option Plan.

Mr Walsh subsequently sold 99,000 Ordinary Shares on 16 March 2010, at a price per share of £11.00. Mr Walsh retains the balance of 1,000 Ordinary Shares.

As a result of the above transaction the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) has increased to 727,362.

P D Tunnacliffe

Company Secretary

17 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:12 17-Mar-2010
Number	01510-47F2

TO:     Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 67,784 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,176,433 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,770,372.

17 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:49 19-Mar-2010
Number	01248-3C43

TO:     Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 5,061 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,171,372 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,775,433.

19 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:40 25-Mar-2010
Number	01439-833C

TO:     Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that on 24 March 2010, it released from treasury 30,267 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,141,105 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,805,700.

25 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:12 26-Mar-2010
Number	01411-D3D6

TO:     Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 14,320 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,126,785 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,820,020.

26 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:30 29-Mar-2010
Number	01528-5D9B

TO:     Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 47,073 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,079,712 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,867,093.

29 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:43 31-Mar-2010
Number	01342-C60B

TO:     Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 76,939 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 249,002,773 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,944,032.

31 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:44 31-Mar-2010
Number	01344-E3B6

TO:      Regulatory Information Service

         PR Newswire

RE:      Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,946,805 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 249,002,773 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,504,944,032 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 March 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:01 31-Mar-2010
Number	01400-540F

TO:      Regulatory Information Service

         PR Newswire

RE:      Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that:

1. Paul Walsh, a director, exercised an option on 31 March 2010 over 100,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 11 October 2004 at a price per share of £7.07 under the Company's Senior Executive Share Option Plan ("SESOP").

Mr Walsh subsequently sold 99,000 Ordinary Shares on 31 March 2010, at a price per share of £11.14. Mr Walsh retains the balance of 1,000 Ordinary Shares.

2. Ian Wright, a Person Discharging Managerial Responsibilities ("PDMR"), exercised an option on 31 March 2010 over 19,946 Ordinary Shares granted on 19 September 2006 at a price per share of £9.30 under the SESOP.

Mr Wright subsequently sold 18,507 Ordinary Shares on 31 March 2010, at a price per share of £11.13. Mr Wright retains the balance of 1,439 Ordinary Shares.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

P S Walsh	728,362

Name of PDMR	Number of Ordinary Shares

I Wright	24,700

P D Tunnacliffe

Company Secretary

31 March 2010

END